August 14, 2018

Katherine Wray

Attorney-Advisor

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	TechSoup Global

Draft Offering Statement on Form 1-A

Submitted August 15, 2017

CIK No. 0001714680

This letter is in response to your letter to Rebecca Masisak dated September 11, 2017, following your review of our draft offering statement (the “Draft”).

Risk Factors

In your letter, you request a revision and clarification on page 12 of the Draft, which contains a section titled Transfer Restrictions in the Risk Factors section. We have clarified that TechSoup Global will have a reporting obligation pursuant to Securities Act Rule 257(b) following qualification of this Tier 2 offering statement. The revision, now in the final offering statement submitted for qualification, states that we “will be” required to file certain reports, including an annual report on Form 1-K, with the SEC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You requested in your letter that on page 46 of our Draft that we provide certain revisions regarding our revised financial statements to be included, and you refer to the interim financial statements as required by Part F/S(c)(1)(i) of Form 1-A that must include footnotes and other disclosures as required by Rule 8-03(b) of Regulation S-X.

Please note that with our formal filing of the Offering Statement, we are now submitting complete audited financial statement for the year ended June 30, 2017, to comply with Part F/S(c)(1), and Article 8 of Regulation S-X, and we are now providing interim financial statements for the period FY 18 Q1-Q3 that include the relevant footnotes and other disclosures as required by Rule 8-03(b) of Regulation S-X.

Please contact Ken Tsunoda at 415-633-9328 if you have any questions.

/s/ Kenneth P. Tsunoda, Vice President of Development

Per:

Rebecca Masisak

Chief Executive Officer

TechSoup Global

Cc: John Katovich, Esq.

Cutting Edge Capital

435 Brannan Street San Francisco California 94107 (415) 633-9300 voice (415) 633-9400 fax